Proxy Voting Results

On December 21, 2017 a Special Meeting of Shareholders of the Fund was held for the purpose of voting on the following Proposal:

Proposal 1: To approve an amended investment advisory agreement between Homrich & Berg, Inc. and the Fund.

A total of 1,451,414 shares of the Fund were entitled to vote on the Proposal. A total of 770,255 shares were voted representing 53.07% of total shares.

Shareholders of record on October 1, 2017 voted to approve the Proposal. The votes cast with respect to Proposal 1 were as follows:

For: 765,477

Against: 0

Abstain: 4,778